Exhibit 99.9

EBITDA increases 181% in the quarter, exceeding $2.8 million

Cash costs to produce dried cannabis per gram decreases 35% from prior quarter

Leamington, Ontario — July 12, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) today reported its results, for the fourth quarter and year ended May 31, 2017. All amounts are expressed in Canadian dollars.

Three months ended May 31,			Twelve months ended May 31,
2017	2016		2017	2016
$5,717,866	$2,776,316	Revenue	$20,438,483	$8,433,929
5,826,311	2,106,394	Gross profit	17,297,533	5,977,428
4,902,960	2,069,700	Adjusted gross profit[1]	15,853,608	5,982,074
85.7%	74.5%	Adjusted gross margin[1]	77.6%	70.9%
(2,592,742)	1,302,164	Net income (loss)	4,198,455	397,961
2,826,667	520,685	EBITDA[1]	6,082,546	572,888

Q4-2017		Q3-2017
738.3	Kilograms (or kilogram equivalents) sold	652.7
$5,717,866	Revenue	$5,118,516
$2,826,667	EBITDA[1]	$1,005,073
$0.79	Cash cost to produce dried cannabis / gram — using competitors’ definition[1]	$1.42
$1.11	Cash cost to produce dried cannabis / gram — using Aphria’s definition[1]	$1.73
$1.67	“All-in” cost of goods sold / gram[1]	$2.23
$167,257,202	Cash and cash equivalents & marketable securities	$122,029,195
$169,051,562	Working capital	$123,144,983
$31,955,214	Investment in capital and intangible assets	$23,419,877

Operating highlights

•                  Seventh consecutive quarter of positive EBITDA. $2.8 million in EBITDA in the quarter, a 181% increase from the prior quarter, and $6.1 million for the year, a 962% increase year-over-year.

•                  Increased our annual production capacity expectations for Part II (to 9,000 kgs), Part III (to 30,000 kgs) & to Part IV (100,000 kgs) expansion projects.

•                  Received Health Canada approval for our Part II expansion. First harvest in the new expansion will occur in the middle of July. First sale, from the plants grown in the expansion, is expected in mid-August 2017 (late in Q1).

•                  Improved “all-in” costs to produce dried cannabis per gram from $2.23 to $1.67 in the quarter, a decrease of 25%.

•                  Improved cash costs to produce dried cannabis per gram from $1.73 to $1.11 in the quarter, a decrease of 36%, based on Aphria’s definition. Some of our competitors are using a definition different from Aphria’s for cash costs to produce. Applying their definition to our results, Aphria’s cash cost to produce per gram decreased from $1.42 to $0.79, a decrease of 44%.

•                  Exercised our conversion rights on the unsecured convertible debentures of SecureCom Mobile Inc. (“SecureCom”) in exchange for 4,000,000 shares and exercised our warrant, purchasing an additional

4,000,000 shares @ $0.08 per share bringing our total investment in SecureCom to 8,000,000 shares at a cost of $520,000. As at May 31, 2017, the fair value of the SecureCom shares was $1,664,000.

•                  Licensed the use of the Aphria Know-How System, as further detailed in the MD&A being filed concurrently with this release, to DFMMJ Investments, Ltd. (“DFMMJ”), in exchange for 192,400,000 shares in DFMMJ.

•                  Invested approximately $25 million in DFMMJ, which DFMMJ used, along with other monies raised via a private placement, to acquire all or substantially all of the assets of Chestnut Hill Tree Farm LLC, in exchange for in excess of 120,000,000 shares of DFMMJ, in addition to our existing DFMMJ shares.

•                  Received final approval to list on the Toronto Stock Exchange (“TSX”). Shares commenced trading on the TSX and were delisted from the TSX-Venture Exchange on March 22, 2017.

•                  Closed May bought deal and debt financing raising over $105 million in additional proceeds to fully fund our Part IV expansion project, fully fund our working capital needs after completion of the expansion project and raised funds for additional strategic investments.

“We capped off another exceptional year at Aphria, with increased earnings and lowered all-in production cash costs that provides us with a considerable competitive advantage,” said Vic Neufeld, Chief Executive Officer, Aphria. “We increased our capacity expectations, continued to license the use of the Aphria Know-How System to expand our proven operational expertise, made progress on our expansion into the US market — all while maintaining our commitment to delivering clean and safe cannabis. The investments and progress we made in 2017 have positioned Aphria for continued profitable growth, in both the short and long term.”

“As the medical marijuana industry rapidly expands, we believe there is a need to establish a consistent, responsible and transparent definition for licensed producers to calculate their costs to produce dried cannabis per gram. To ensure an accurate peer to peer comparison of this important metric, we are proposing the establishment of an industry standard definition for costs that includes all costs related to the production of cannabis, including quality control costs.”

Financial highlights

For the seventh consecutive quarter, the Company reported positive EBITDA. In the quarter, the Company reported $2.8 million in EBITDA, a 181% increase over the prior quarter and for the year ended May 31, 2017, reported $6.1 million in EBITDA, a 961% increase over the prior year. The Company remains committed to the responsible use of our shareholders’ investment in Aphria. The Company continues to invest in its recreational brand, continues to proceed diligently on its capital investment plans and continues to explore other opportunities to increase shareholder value, while ensuring appropriate liquidity risk mitigation strategies are in place.

Revenue for the three months ended May 31, 2017 was $5,717,866, representing a 11.7% increase over the prior quarter’s revenue of $5,188,516, in a quarter in which the Company was capacity constrained. The Company’s exceptional March and May harvests, along with its inventory levels, allowed the Company to sell more than its expected quarterly production of 650 kgs. Cannabis oil sales, as a percentage of all revenue, continued to grow in the quarter, increasing to 32% of revenue.

For the year ended May 31, 2017, revenue was $20,438,483 versus $8,433,929 in the year ended May 31, 2016, an increase of 142%.

Adjusted gross profit for the fourth quarter was $4,902,960 with an adjusted gross margin of 85.7%, generated from both retail and wholesale shipments of medical cannabis. The increase in the adjusted gross margin from the prior quarter is consistent with the increase in revenues combined with improved cost structures.

Adjusted gross profit for the year was $15,853,608, with an adjusted gross margin of 77.6%.

During the quarter, our “all-in” costs of dried cannabis per gram decreased from $2.23 to $1.67. The decrease largely related to improved growing techniques and better cooperation from Mother Nature. Similarly, our cash costs of dried cannabis per gram decreased from $1.73 to $1.11, using Aphria’s standard definition.

While the Company believes strongly in its definition of cash costs to produce dried cannabis per gram, certain of its publicly traded competitors are disclosing a similarly titled metric but for which they are using a different definition of cash costs. The primary differences between Aphria’s definition and certain competitors’ definition is that Aphria’s definition includes the costs related to indirect labour expenses and quality control costs. Aphria believes that both of these expenses should be included in any cash cost calculation. However, for the sole purpose of presenting a figure which is comparable to this other definition, we re-calculated our cash costs to produce dried cannabis per gram by deducting so-called post production costs from our cash cost to produce dried cannabis and divided that sum by gram equivalents sold in the quarter. Using this definition of cash costs to produce dried cannabis, Aphria’s fourth quarter figure is $0.79 per gram.

Net loss for the three months ended May 31, 2017 was $2,592,742 or $0.02 per share as opposed to a net income of $1,302,164 or $0.02 per share in the same quarter in the previous year and an income before tax of $4,950,250 or $0.04 per share in the previous quarter. The decrease in net income for Aphria in the quarter is directly related to the more than $5.5 million net loss on the Company’s strategic investments in the quarter.

Net income for the year ended May 31, 2017 was $4,198,455 or $0.04 per share versus net income of $397,961 or $0.01 in the prior year. Included in the net income for the 2017 year was a gain on the Company’s investment portfolio of almost $3.6 million and a write-off of the Company’s intangible asset, related to its CannWay brand, of $3.5 million.

EBITDA for the fourth quarter was $2,826,667, compared to an EBITDA of $520,685 in the same period of the prior year and EBITDA of $1,005,516 in the previous quarter.

EBITDA for the year ended May 31, 2017 was $6,082,546 compared to EBITDA of $572,888 in the prior year.

We have A Good Thing Growing.

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1 — In this press release, reference is made to “all-in” costs to produce dried cannabis per gram, cash costs to produce dried cannabis, cash costs to produce dried cannabis per gram, adjusted gross profit, adjusted gross margin and EBITDA, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company’s May 31, 2017 Management’s Discussion and Analysis, filed on SEDAR.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. We are the first public licenced producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

For more information, visit www.Aphria.com.

For further information please contact:

Nina Godard

Edelman

Nina.godard@edelman.com

416-455-6324

Vic Neufeld

President & CEO

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.